Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

October 7, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D. C. 20549

Re: Bio Lab Naturals, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 23, 2020

File No. 333-239640

Dear Commission,

In response to the Commission’s letter dated September 29, 2020 in the matter referenced above, an Amendment No. 3 to Registration Statement on Form S-1 has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Amendment No. 2 to Registration Statement on Form S-1, filed September 23, 2020

Prospectus Cover Page, page iii

1. Your cover page continues to state that the selling shareholders plan to sell common shares at market prices for so long as your company is quoted on OTC Pink. Please amend your disclosure to clarify the fixed price at which you will sell your shares, unless and until you are quoted on the OTCQB. Please also clarify what is meant by your statement that selling security holders may sell their securities "on the OTC Pink" at a fixed price, and whether this means selling security holders are restricted to selling only on OTC Pink.

Response: Please see the edited language on page iii.

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Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm, page 50

2. Please provide a consent from your independent accountants for the reports dated September 21, 2020 for Prime Time Live, Inc. and Prime Time Mobile Event Screens, LLC.

Response: Please see revised Consent included as Exhibit 23.2.

General

3. We note your removal of disclosure describing Michael A. Littman as a "promoter," due to his beneficial ownership of Class A Supermajority Voting Convertible Preferred Shares. It appears from your disclosure on page 19 that Mr. Littman still owns these shares, and you also disclose that "Michael A. Littman, as legal counsel to the company, had substantial participation in the preparation of the S-1, and owns both Series A Preferred shares and common shares, and is registering 400,000 common shares for resale for his Defined Benefit Plan, and has owned common shares in the Company since 2010." Please provide us with your legal analysis as to why Mr. Littman is not a promoter, or amend your filing to provide the disclosure describing Mr. Littman as a promoter, as you disclosed in your prior amendment.

Response: Please see amended language on page 19 which removes Series A Preferred language. Page 38 has been amended to insert edited language including Mr. Littman as a Promoter.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

Attorney at Law

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